Exhibit 99.1

PENN WEST ANNOUNCES A REDUCTION IN ITS 2015 CAPITAL BUDGET AND 2015 DIVIDEND

AND SUSPENDS DIVIDEND REINVESTMENT PLAN (“DRIP”)

FOR IMMEDIATE RELEASE, December 17, 2014

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West” or the “Company”) announces that in response to the current commodity price environment, it is reducing its capital budget by approximately $215 million and reducing its 2015 dividend by approximately $160 million commencing with the 2015 first quarter dividend payment payable on April 15, 2015.

In November 2014, when Penn West announced its 2015 capital budget, the forward strip for crude oil was in the range of the Company’s Canadian per barrel modeling assumption of $86.50. Since that time however, crude oil prices have declined significantly. Reflecting this reduction in the outlook for crude oil prices, the Company has reduced its Canadian crude oil pricing assumption for 2015 by approximately 25 percent to $65.00 per barrel. In order to maintain financial flexibility, the capital budget has been reduced by approximately $215 million from $840 million to $625 million. In addition, the Board has approved a reduction to Penn West’s quarterly dividend commencing in the first quarter of 2015 to $0.03 per share from $0.14 per share (subject to final Board review and approval of each quarterly dividend prior to the declaration thereof).

Commenting on today’s announcement, Dave Roberts, President and CEO stated, “Penn West’s business model assumes a conservative long-term commodity price, however, the recent downturn falls outside our lowest probabilistic expectations. We have assured our investors that our business is strong and that we would reduce capital rather than seeking to increase production into a declining commodity cycle – focusing on profitability not production. The fundamental attraction of the Company remains a best in basin light oil opportunity across three play areas in western Canada. We have the advantage of being able to adjust our spending profile across a diverse portfolio of assets to maximize our returns and focus on higher cash returning assets in such a commodity price environment. In addition, we have a number of other means available to protect our long-term sustainability in the event that low commodity prices persist. Our resources are secure, our operational performance demonstrated, our future intact”.

SUSPENSION OF DRIP

Commencing with Penn West’s first quarter 2015 dividend, payable on April 15, 2015, the Board has suspended Penn West’s DRIP until further notice. The DRIP had permitted shareholders to apply their cash dividends to the purchase of Penn West common shares. Shareholders who had elected to participate in the DRIP will now receive cash dividends on the payment date. If Penn West elects to reinstate the DRIP, shareholders that were enrolled at suspension and remain enrolled at reinstatement will automatically resume participation in the DRIP. The DRIP will continue in effect for the fourth quarter 2014 dividend payment of $0.14 per share to be paid on January 15, 2015 to shareholders of record on December 31, 2014.

REVISED CAPITAL BUDGET AND PRODUCTION GUIDANCE FOR 2015

The $215 million capital budget reduction reflects capital that is being deferred on longer cycle time projects, certain waterflood project capital and other non-development capital projects until the industry returns to a stable and higher oil price environment. Much of the remaining $625 million budget will be allocated primarily toward development activities in the Cardium and Viking core light oil areas. Despite the 25 percent reduction in capital spending, the Company’s production guidance for 2015 has only been reduced by approximately five percent, to a range of 90,000 – 100,000 boe per day, a reflection of the high quality nature of the Company’s asset base and improved reliability in our production deliverability. Included in this reduced production forecast is the shut-in of approximately 2,000 boe per day of currently uneconomic volumes. The decision to suspend production of approximately 2,000 boe per day actually increases funds flow by approximately $20 million, again demonstrating the disciplined focus on improving economic returns in the business rather than just producing barrels. Importantly, Penn West still forecasts production volumes growth in to 2016 on the revised capital spending budget.

Since November 2013, Penn West has been working hard building a business that can be successful in a lower commodity price environment. During that period, we have been attacking the cost structure of the business, reducing total cash costs by approximately $400 million on an annualized basis, and moved from being a bottom quartile operator to top quartile operator in each of our core light oil operating areas. In 2015, we will continue to drive costs down and expect service costs to come down significantly reflecting the impact of the lower crude oil prices.

Table 1: Summary of Changes to 2015 Capital Budget and Assumptions

	Nov 17, 2014 Budget	Dec 17, 2014 Revision	Change
Canadian Light Sweet
Crude Oil Assumption (C$/bbl)	$86.50	$65.00	-24.8%
AECO Natural Gas Assumption (C$/mcf)	$3.69	$3.25	-11.9%
C$/US$ Foreign Exchange Assumption	$1.04	$1.15	10.6%
Production (Boe/d)	95,000 – 105,000	90,000 – 100,000	-5.0%
Capital Budget (MM)	$840	$625	-25.6%
Funds Flow (MM)	$875 – $925	$500 – $550	-41.7%

Certain information in this press release is included to provide shareholders with information about the Company’s expectations as at December 17, 2014 for its production, funds flow and capital budget in 2015 and readers are cautioned that the information may not be appropriate for any other purpose. Readers are cautioned that numerous factors could potentially impact the Company’s capital budget and production and funds flow performance for 2015, including fluctuations in commodity prices and the Company’s planned non-core asset disposition program.

FINANCIAL FLEXIBILITY

Penn West currently has a completely undrawn $1.7 billion credit facility. This facility is a covenant based, not a reserves based, lending agreement, and therefore is not directly impacted by the change in reserve values resulting from movements in commodity prices. The covenants in the credit facility have been aligned with the covenants in the Company’s senior notes. The main covenant in the senior notes is the senior debt to EBITDA threshold of 3:1. The other significant covenant is a senior debt to book capitalization limit of 50 percent, which is not impacted by the market capitalization of the Company. As at September 30, 2014 these covenants were at 2.0 times and 23 percent respectively.

BUSINESS MODEL

Penn West remains committed to a growth plus income business model and believes that it best suits the Company’s asset base and provides a competitive total return for our shareholders. Supporting this model, management continues to strengthen and expand its focus as the best in class operator in all of its core plays as well as relentlessly driving efficiencies and cost control across all of its operations.

About Penn West

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil and gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately five million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE. All dollar amounts herein are in Canadian Dollars.

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Non-GAAP Measures Advisory

This news release includes non-GAAP measures not defined under International Financial Reporting Standards (“IFRS”) including funds flow. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividends and planned capital programs. For additional information relating to this non-GAAP measure, including a reconciliation of our funds flow to our cash flow from operating activities, see our latest management’s discussion and analysis which is available in Canada at www.sedar.com and in the United States at www.sec.gov.

Forward-Looking Information Advisory

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our intention to reduce our 2015 dividend by approximately $160 million commencing with the 2015 first quarter dividend payment payable on April 15, 2015; our adjusted 2015 capital budget of $625 million; our intention to reduce our quarterly dividend commencing in the first quarter of 2015 to $0.03 per share from $0.14 per share; our belief that our business model assumes a conservative long run commodity price; our expectation that we would reduce capital rather than increase production into a declining commodity cycle, focusing on profitability not production; our belief that we have the advantage of being able to adjust our spending profile across a diverse portfolio of assets to maximize our returns and focus on higher cash returning assets in a declining commodity price environment; our belief that we have a number of other means available to protect our long-term sustainability in the event that low commodity prices persist; our belief that our resources are secure, our operational performance demonstrated, our future intact; the suspension of the DRIP commencing with our first quarter 2015 dividend payable on April 15, 2015 and our intention that the DRIP will continue in effect for the fourth quarter 2014 dividend payment of $0.14 per share to be paid on January 15, 2015 to shareholders of record on December 31, 2014; our expectation that our $625 million capital budget will be allocated primarily toward development activities in the Cardium and Viking core light oil areas; the Company’s production guidance for 2015 of 90,000 – 100,000 boe per day; our belief that the decision to suspend production of approximately 2,000 boe per day will actually increase funds flow by approximately $20 million; our belief that our business can be successful in a lower commodity price environment; our intention in 2015 to continue to drive costs down and our expectation that service costs will come down significantly reflecting the impact of the lower crude oil prices; our 2015 funds flow forecast of $500 to $550 million; our commitment to a growth plus income business model and our belief that such business model best suits our asset base and provides a competitive total return for our shareholders; and management’s intention to continue to strengthen and expand its focus as the best in class operator in all of its core plays as well as relentlessly drive efficiencies and cost control across all of our operations.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: 2015 prices of C$65.00 per barrel of Canadian light sweet oil, C$3.25 per mcf AECO, and a C$/US$ foreign exchange rate of $1.15; that we do not dispose of additional material producing properties; the disposition of certain assets under our ongoing non-producing asset disposition program and the proceeds therefrom; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; the amount of future cash dividends that we intend to pay; and the continued suspension of our DRIP.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will not be able to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plan do not materialize; the possibility that we are unable to execute some or all of our ongoing non-producing asset disposition program on favourable terms or at all; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Revised Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com